

Co Regn No: 199802418D



Rule 12g3-2(b) File No. 825109



7 March 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 01 2005
THOMSON FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

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Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	07-Mar-2005 18:29:52
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SembCorp Utilities Invests in S$187M Renewable Energy Project in UK
Description	
Attachments:	Wilton10-PressRelease.pdf Total size = **22K** (2048K size limit recommended)

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SembCorp
Utilities

SEMBCORP UTILITIES INVESTS IN S$187M RENEWABLE ENERGY PROJECT IN UK

- **Project steps up SembUtilities' commitment to the UK market, and to greater renewable energy generation for the future**

SINGAPORE, March 8, 2005 – SembCorp Utilities ("SembUtilities") has announced that its UK subsidiary, SembCorp Utilities (UK) Ltd, will invest £60 million (approximately S$187 million) to build a new wood-burning power station at the Wilton International site manufacturing site in Teesside, UK. This project steps up SembUtilities' commitment to greater renewable energy generation for the future.

Known as 'Wilton 10', the pioneering facility is set to become one of the UK's largest biomass renewable energy projects, generating 30 MW of electricity - enough to power around 30,000 homes - once it is operational by mid-2007. "Biomass" refers to renewable plant-derived organic matter - such as dedicated energy crops and trees and wood wastes - used in place of fossil fuels to generate energy or energy-related products.

The Wilton 10 project marks SembUtilities' second major investment in its UK operations. In January 2005, it announced that it had boosted capacity at the Wilton International site via the addition of a new £20 million (S$61.5 million) 42 MW gas turbine and boiler plant. The new Wilton 10 plant will operate separately from SembUtilities UK's existing 197 MW Wilton Power Station, but will be partially situated within the existing building.

Tang Kin Fei, President and CEO of SembUtilities commented, "Since we acquired SembCorp Utilities UK in 2003, it has performed handsomely. With this significant investment in Wilton 10, we are strengthening our asset base

at Teesside. We expect this new facility to generate a fresh stream of revenue for our UK operations, and increase our future profits. Wilton 10 is also further evidence of our commitment to environmental responsibility and green energy, following from our successful burning of tallow at Wilton Power Station in 2004."

Wilton 10 will generate power and steam from around 300,000 tonnes per annum of wood from specially grown energy crops, as well as wood from conventional forestry, sawmill chips and recycled timber. A portion of the wood will be stored on the site prior to being fed into the boiler in the most combustion efficient way.

SembUtilities' new 'wood to energy' approach is in line with the 1997 Kyoto Agreement against global warming, which calls for more energy to be generated from more environmentally friendly renewable sources. In addition, the process at Wilton 10 feeds back into the ecological cycle, as carbon dioxide emitted to the atmosphere is absorbed by trees during their growth. SembUtilities UK will be submitting an application to the UK Environment Agency for a permit to operate the plant, which has been designed to meet UK and European emissions targets by applying Best Available Technology.

Said Paul Gavens, SembCorp Utilities UK managing director, "Renewable energy presents an entirely new business opportunity for this region and one that we're keen to be a part of. We believe this investment will transform our operations and offers us a great platform from which we can move forward to a brighter, greener future. Wilton 10 will also contribute towards meeting national climate change and greenhouse gas reduction targets."

"This investment is a demonstration of faith by our parent company in Singapore, and just reward for the hard work and effort of our employees and contractors in the two years since SembCorp took over the business."

Around £10 million (approximately S$32 million) of the investment in Wilton 10 will come from a grant made under the UK Government's Bio-energy Capital Grants Scheme. The remaining investment of around £50 million will be financed by a combination of internal funds and long-term project finance.

The investment in Wilton 10 does not have a material impact on the earnings per share and net tangible asset per share of SembCorp Industries for the year ending December 31, 2005.

– E N D –

About SembCorp Utilities

A leading industrial utilities and site services provider, SembCorp Utilities offers process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration. The company has established facilities serving chemical hubs in Singapore, United Kingdom, China and Vietnam. SembCorp Utilities is wholly owned by SembCorp Industries, Asia's foremost engineering services group listed on the mainboard of the Singapore Exchange. For more information, visit www.sembutilities.com.

About SembCorp Utilities (UK) Ltd

SembCorp Utilities (UK) Ltd, a wholly-owned subsidiary of SembCorp Utilities, is a major supplier of essential utilities and a wide range of services at the massive Wilton International manufacturing site at Teesside in the UK. The business also has major industrial customers at the neighbouring Billingham and North Tees sites. Formed in April 2003, SembCorp Utilities UK also owns substantial part of the Wilton International site. Its assets include the Wilton Power Station, a water treatment plant and distribution systems for electricity, steam, gas, compressed air and water. Support services include fire protection, security, asset management, infrastructure, effluent services,

analytical services and stores. For more information, visit www.sembutilities.co.uk.

For further information please contact:

Media Contact:

Fock Siu Ling

Group Corporate Relations

Tel: +65 6723 3152

Fax: +65 6822 3240

Email: fock.siuling@sembcorp.com.sg